William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 10, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Gladstone Investment Corporation

Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (1) the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 31, 2023 (File No. 814-00237 and Accession No. 0001193125-23-226374), and (2) the Company’s response letter filed on September 20, 2023 (Accession No. 0001193125-23-238531) (the “Prior Letter”) in a telephone call on October 5, 2023 between Kimberly Browning of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1. The Staff notes Response #2 in the Prior Letter. Please reconfirm that the proxy statement relating to a similar proposal filed by Gladstone Capital Corporation (“GLAD”) is and will be materially the same as the Company’s proxy statement, except for (1) the names of the registrants, (2) matters related to the respective dates and states of incorporation, (3) matters related to the dates of the respective annual stockholder meetings, (4) directors and officers, (5) fee waivers granted by the Adviser to the Company, (6) the terms and rates of the fees payable under the applicable investment advisory agreements, (7) the applicable loan servicing arrangements of the Company and GAIN and (8) beneficial ownership of shares.

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United States Securities and Exchange

Commission

October 10, 2023

Response: The Company reconfirms that the Company’s proxy statement and that of GLAD is and will be materially the same except for (1) the items noted above and (2), due to the need to move the record date as a result of the Staff’s lengthy review of the proxy statement, GLAD will have shares of its 6.25% Series A Cumulative Redeemable Preferred Stock outstanding as of the record date, which also results in certain changes to the proxy statement.

2. With respect to the effective date of the New Advisory Agreement:

(a) What effective date did the Board review and approve when recommending the New Advisory Agreement to the Company’s stockholders?

Response: At its in-person meeting on August 22, 2023, the Board was advised that entry into the New Advisory Agreement could occur as late as the Effective Date and approved entry into the New Advisory Agreement as late as the Effective Date.

(b) Please reconcile the potential discrepancy between the effective date for the New Advisory Agreement approved by the Board and that provided in the draft proxy statement.

Response: The Company respectfully submits that there is no potential discrepancy between the effective date for the New Advisory Agreement approved by the Board and that provided in the proxy statement.

(c) Please clarify and confirm the correct timing for the effective date of the New Advisory Agreement.

Response: The Company confirms that the effective date for the New Advisory Agreement will be the Effective Date and will review the proxy statement to ensure that such date is properly reflected throughout.

3. The Staff notes the stated concerns in the response to Comment #12(b) of the Prior Letter regarding the Company’s ability to comply with the timing requirements of Rule 15a-4 given its particular facts and circumstances. The Staff also acknowledges the reference in footnote 3 to such response to prior instances of preapproval in advance of a change of control. However, as counsel notes in footnote 1 to such response, others have sought no-action relief in such circumstances. Please provide a legal analysis as to why pre-approval by stockholders is permissible without further relief from the Commission and/or the Staff. Please also include in such analysis how the facts and circumstances of the Garrison Capital example are applicable in this instance.

United States Securities and Exchange

Commission

October 10, 2023

Response: The Company restates its response from the response letter filed on September 20, 2023 and the notes that the Staff has not indicated the existence of any guidance to the contrary. In addition, the Company and the Adviser strongly disagree with any assertion that the appropriate course of action for succession planning would be to enter into a temporary investment advisory agreement in reliance on Rule 15a-4 under the 1940 Act at the time of Mr. Gladstone’s death and only then solicit stockholder holder approval of a new investment advisory agreement. In fact, the proposing release for Rule 15a-4 notes that the proposed rule “would not provide an exemption from the requirements of section 15 where an investment adviser intends to assign a contract under certain reasonably foreseeable circumstances.” The adopting release further notes that “when an assignment of the investment advisory contract is foreseeable, an investment adviser, pursuant to its fiduciary responsibilities to the investment company, may well be obliged to continue to provide advisory services to the investment company until such shareholders’ approval is secured for the successor investment adviser’s contract. Therefore, the Commission stated its believe that it may be inappropriate for it to continue to grant exemptive orders from the shareholder voting requirement of section 15(a) of the [1940] Act under circumstances in which it was practicable for an investment adviser to secure prior approval by the investment company shareholders of a successor advisory contract.”

As disclosed in the proxy statement, Mr. Gladstone, the sole indirect holder of the 100% of the voting interests in the Adviser, is 81 years old. Based on data from the Social Security Administration (available at: https://www.ssa.gov/OACT/TR/2023/lr5a4.html), a male born in 1942 had an average life expectancy of 62.6 years and an additional life expectancy at age 65 of 12.4 years. Although Mr. Gladstone remains in excellent health and is actively engaged in the management of the Company and the Adviser, the Company and the Adviser respectfully assert that, given his current age, the assignment of the investment advisory contract upon his death is foreseeable (or, at the very least, could be deemed to have been foreseeable by the Commission after his death) and that it is practicable to secure prior approval by the Company’s stockholders of a successor advisory contract. As noted in our prior letter, the proposal set forth in the proxy statement is the result of a series of extensive discussions between the Company’s independent directors and Mr. Gladstone regarding succession planning at the Adviser and the mutual desire to seek to ensure the seamless continuity of services provided to the Company in the event of the death of Mr. Gladstone, which discussions were intended to result in an outcome that satisfies the fiduciary duties of both the Adviser and the Board and to address both the very likely prospect that the Commission would decline to grant exemptive relief under Section 15(a) and the prospect that the Staff would decline to grant no-action relief under Rule 15a-4 were a new investment advisory agreement not to be approved within 150 days of Mr. Gladstone’s death.

United States Securities and Exchange

Commission

October 10, 2023

Based on the public disclosures by Garrison Capital Inc., the change of control of the investment adviser took place on August 5, 2016. Although certain attorneys at this firm were involved in that transaction, any further details surrounding the execution of the new investment advisory agreement are privileged. However, as previously noted, there was a 14-month period between stockholder approval of the new investment advisory agreement and execution of such agreement.

Without conceding the merits of the Company’s prior assertions, in an effort to resolve the Staff’s inquiries without further delay and expense, the Company and the Adviser have agreed to revise the definition of Effective Date in the proxy statement such that it shall occur no later than one year from the date the Voting Trust Agreement is entered into.

4. Please provide a brief explanation of “pass through charges” when discussing the engagement of Alliance under “Who is paying for this proxy solicitation?”.

Response: As requested, the Company will revise the disclosure in the proxy statement to provide a brief explanation of “pass through charges.”

5. In the draft disclosure added in response to Comment #10(e) of the Prior Letter, please change “fundamental policies” to “fundamental investment restrictions” and “risk profile” to “principal risks”.

Response: As requested, the Company will revise the disclosure in the proxy statement to change “fundamental policies” to “fundamental investment restrictions” and “risk profile” to “principal risks.”

6. The Staff reissues Comment #11 of the Prior Letter with respect to anticipatory language.

Response: As requested, the Company will revise the disclosure in the proxy statement to eliminate anticipatory language (except where such language is used in connection with the continued relationship of the Adviser and certain personnel or where such language might otherwise be subject to uncertainty as of the date of the proxy statement).

United States Securities and Exchange

Commission

October 10, 2023

7. Confirm the Adviser does not have any recoupment rights under the Original Advisory Agreement and will not have any recoupment rights under the New Advisory Agreement.

Response: The Company confirms that the Adviser does not have any recoupment rights under the Original Advisory Agreement and will not have any recoupment rights under the New Advisory Agreement.

8. Confirm that the Adviser is in compliance with Section 36 of the 1940 Act and has not breached its fiduciary duties to the Company or its stockholders.

Response: The Company confirms that the Adviser is in compliance with Section 36 of the 1940 act and has not breached its fiduciary duties to the Company or its stockholders. Please also see the Company’s response to comment #3 above.

9. Please clarify throughout the document whether the New Advisory Agreement was approved by a majority of the independent directors or was approved unanimously.

Response: As requested, the Company will clarify in the proxy statement that the New Advisory Agreement was approved unanimously.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Investment Corporation

Michael LiCalsi, Gladstone Investment Corporation

Rachael Easton, Gladstone Investment Corporation

Erin M. Lett, Kirkland & Ellis LLP